FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1Name and Address

Mayfair Gold Corp. (the “Company”)
489 McDougall Street
Matheson, Ontario

P0K 1N0

Item 2Date of Material Change

May 4, 2026.

Item 3News Release

The Company disseminated the news release reporting the material change described in this report through the facilities of Canada Newswire on May 4, 2026 and subsequently filed the news release under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4Summary of Material Change

On May 4, 2026, the Company announced the appointment of Drew Anwyll, P.Eng., formerly Chief Operating Officer of the Company, as Chief Executive Officer of the Company, effective immediately, replacing Nick Campbell.

Item 5Full Description of Material Change

5.1Full Description of Material Change

On May 4, 2026, the Company announced the appointment of Drew Anwyll, P.Eng., formerly Chief Operating Officer of the Company, as Chief Executive Officer of the Company, effective immediately, replacing Nick Campbell.

As Chief Executive Officer of the Company, Mr. Anwyll is focused on executing a disciplined transition from exploration to production. His strategy integrates technical design elements with a modern permitting framework, ensuring that Mayfair advances the Fenn-Gib Gold Project efficiently within the Timmins mining camp. His technical rigor, combined with a decade of specific experience in Northern Ontario’s permitting, Indigenous engagement, and labour markets, positions Mayfair Gold to deliver on its promise of becoming Ontario’s next significant gold producer.

Mr. Anwyll holds a Bachelor’s and a Master’s degree in Mining Engineering from McGill University. He is a registered Professional Engineer in Ontario.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

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Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Drew Anwyll, Chief Executive Officer

(855) 350-5600

Item 9Date of Report

May 4, 2026.

Cautionary Note Regarding Forward-Looking Information

This material change report contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this material change report includes, but is not limited to, the Company’s promise of becoming Ontario’s next significant gold producer. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this material change report is as at the date of this material change report, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

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